Exhibit 99.1

CEO Letter - Beamr’s Path Forward - Solving the Visual Data Challenge for Autonomous Vehicles

Herzliya, Israel, July 21, 2026 (GLOBE NEWSWIRE) -- Beamr Imaging Ltd. (NASDAQ: BMR), a leader in video optimization technology and solutions, today issued a Letter to Shareholders from Sharon Carmel, Chief Executive Officer.

Dear Shareholders,

As Beamr’s CEO, I recognize that the recent volatility in our share price reflects a clear expectation: our technological progress must translate into meaningful commercial results. I share that expectation. At the same time, I believe the market has not yet fully recognized how significantly Beamr has changed over the past 13 months or the magnitude of the opportunity we are now working to capture.

Preliminary First Half 2026 Financial Update

Based on our current preliminary internal financial results, Beamr generated approximately $0.9 million in revenue during the first six months of 2026*, compared to $1.07 million for the six months ended June 30, 2025, and Beamr ended the quarter with approximately $7.7 million in cash and cash equivalents as of June 30, 2026.

We remain focused on executing our commercialization strategy, advancing product innovation, supporting customer deployments, and pursuing opportunities across autonomous vehicles, AI infrastructure, media, and other video-intensive markets.

Consistent with our disciplined approach to capital allocation, we plan to continue to manage our expenses responsibly while maintaining the financial flexibility required to execute our strategy. As we advance our commercialization and growth initiatives, we expect to supplement our existing resources over time and plan to evaluate opportunities to strengthen our balance sheet to support future growth initiatives.

Building for What Comes Next

Thirteen months ago, we made a deliberate strategic decision to apply our core video technology to a much larger challenge: managing the enormous volumes of visual data generated by autonomous vehicles and, over time, the broader Physical AI market.

This is not a departure from our core expertise. It is an expansion of it.

Beamr has spent years building intellectual property and solving one of the most difficult problems in video: materially reducing video data while preserving the information that matters. We believe this capability can become an essential part of the machine-vision infrastructure supporting autonomous vehicles and Physical AI.

A technology capable of materially reducing the largest data payload in an autonomous vehicle program without compromising machine-learning performance can create value throughout the development pipeline. We believe that this opportunity is huge!

Recent progress supports our conviction. Beamr extended its participation through Partnership and integration into AV platforms12. We believe that this will accelerate integration of our products with customers. We also introduced Beamr Blueprint, enabling customers to evaluate our technology using their own data and workflows. Blueprint is already being deployed with a global autonomous vehicle program3.

Our focus is firmly on converting technical validation into paid evaluations, production deployments, and long-term licensing relationships. We are building a repeatable commercialization model that we believe can scale across robotics and the broader Physical AI market.

Looking Ahead

The management team and Board believe strongly in Beamr’s technology, strategy, and long-term value.

Beamr is not a company waiting for a mature market to grow again. We are positioning ourselves around one of the defining infrastructure challenges of the AI era: enabling machines to capture, move, store, and learn from unprecedented volumes of visual information efficiently and safely.

We believe Beamr can lead an important new category at the intersection of video, machine vision, and Physical AI.

Our responsibility now is to turn that potential into results. We are focused on converting our progress into paid evaluations, production deployments, long-term licensing relationships, and sustainable commercial growth. We intend to earn your confidence through execution.

Sincerely,

Sharon Carmel

Chief Executive Officer
Beamr Imaging Ltd.

[1]	Beamr’s ML-Safe Video Compression Validated on NVIDIA Cosmos Curator, March 31, 2026

[2]	Beamr's ML-Safe Video Data Technology Now Available on the RTMaps AI Store, July 10, 2026

[3]	Beamr Launches Blueprint: Fast Track to ML-Safe Compression for Autonomous Vehicle Teams, July 16, 2026

*	This unaudited preliminary financial information regarding our revenues for the first half ended June 30, 2026, is based upon our estimates and subject to completion of our quarter-end financial results. Moreover, this financial information has been prepared solely on the basis of currently available information by, and is the responsibility of, management. Our independent registered public accounting firm has not audited, reviewed or performed any procedures with respect to such preliminary estimates or the accounting treatment thereof and does not express an opinion or any other form of assurance with respect thereto. This preliminary financial information is not a comprehensive statement of our financial results for this period.

About Beamr

Beamr (Nasdaq: BMR) is a world leader in content-adaptive video compression, trusted by top media companies including Netflix and Paramount. Beamr’s perceptual optimization technology (CABR) is backed by 53 patents and a winner of Emmy® Award for Technology and Engineering. The innovative technology reduces video file sizes by up to 50% while preserving quality and enabling AI-powered enhancements.

Beamr powers efficient video workflows across high-growth markets, such as media and entertainment, user-generated content, machine learning, and autonomous vehicles. Its flexible deployment options include on-premises, private or public cloud, with convenient availability for Amazon Web Services (AWS) and Oracle Cloud Infrastructure (OCI) customers.

For more details, please visit www.beamr.com or the investors’ website www.investors.beamr.com and follow us on Linkedin and X.

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. Forward-looking statements in this communication may include, among other things, statements about Beamr’s strategic and business plans, technology, relationships, objectives and expectations for its business, the impact of trends on and interest in its business, intellectual property or product and its future results, operations and financial performance and condition, including statements relating to how the Company plans to continue to manage its expenses responsibly while maintaining the financial flexibility required to execute its strategy, the Company’s expectations to supplement its existing resources and its plan to evaluate opportunities to strengthen its balance sheet to support future growth initiatives, how the Company remains focused on executing its commercialization strategy, advancing product innovation, supporting customer deployments, and pursuing opportunities across autonomous vehicles, AI infrastructure, media, and other video-intensive markets and converting the Company’s progress into paid evaluations, production deployments, long-term licensing relationships, and sustainable commercial growth. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on the Company’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report filed with the SEC on February 26, 2026 and in subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of the date hereof and the Company undertakes no duty to update such information except as required under applicable law.

Investor Contact:
investorrelations@beamr.com

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